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[LETTERHEAD]                                                 Trading Symbol: VGZ
                                            Toronto and American Stock Exchanges



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          VISTA ANNOUNCES 1999 RESULTS AND NEW ORE RESERVES AT HYCROFT

DENVER, COLORADO, MARCH 27, 2000 - Vista Gold announced today its results for 1999. The Corporation experienced a loss of $27.7 million for the year, including $16.2 million in write-downs of mineral properties. The net loss before write-downs was $11.5 million as compared to a net loss in 1998 of $1.6 million.

                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                             YEARS ENDED DECEMBER 31
                                               ----------------------------------------------------
                                                      1999               1998            1997
                                                      -----              ----            ----

Gold sales                                          $ 19,496           $37,083         $ 40,123

Net loss before write-downs                          (11,481)           (1,640)          (5,292)

Net loss                                             (27,700)           (1,640)         (54,019)

Net loss per share before write-downs                  (0.13)            (0.02)           (0.06)

Net loss per share                                     (0.31)            (0.02)           (0.61)

                             CONSOLIDATED PRODUCTION
                                    (OUNCES)

                                                             YEARS ENDED DECEMBER 31
                                               ----------------------------------------------------
                                                      1999              1998             1997
                                                      -----             ----             ----

Gold                                                  65,468           112,838          117,378

Silver                                               203,230           235,784          479,920

In 1999, the Hycroft mine produced 40,075 ounces of gold and 183,170 ounces of silver. The cash operating cost was $277 per ounce of gold produced, including changes in inventory. Excluding changes in inventory, the true cash operating cost was $146 per ounce and the Hycroft mine generated $4.5 million of cash from operating activities, net of $1.6 million in reclamation and closure costs. Before reclamation and closure costs, the mine generated $6.1 million of cash. Mining activities at the Hycroft mine were suspended in December of 1998. In 1999, the mine continued to produce gold from previously mined and inventoried ore. The Corporation estimates that 2000 production will be in excess of 12,000 ounces.

During 1999, Hycroft mine gold production consistently exceeded expectations and as a result, the Corporation conducted a $0.6 million exploration program to determine the extent of the remaining Brimstone gold resource. Studies indicated that during the period of 1996 through 1998, gold production from the north end of the Brimstone deposit exceeded planned production by 47,090 ounces, or 26%. A complete review of the mineral potential and re-estimation of the Hycroft ore reserves and resources was completed. The new estimate calculated total reserves and resources at Hycroft of 99.3 million tons at a grade of 0.015 ounces per ton containing 2.13 million ounces of gold. Contained in this resource are proven and probable reserves calculated at a $275 per ounce gold price of 24.0


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million tons at a grade of 0.021 ounces per ton containing 495,000 ounces.
This study also identified several areas not calculated in the resource estimate where additional oxide ore can be expected based on an extrapolation of known drilling information. The reserve and resource estimates were carried out under the direction of Mr. Warren Bates, Exploration Manager for Vista Gold and a qualified person under the TSE guidelines.

At the Mineral Ridge mine, gold production failed to meet expectations. Mechanical difficulties together with ore deficiencies compared to the estimated ore reserves impaired the mine's ability to produce gold and generate cash flow. Various alternatives were considered and discussed with Dresdner Bank AG; however, as a result of reduced production and a reduced estimate of the ore reserves, the cash flow estimates failed to meet the loan agreement convenants. With no viable alternative, the Company ceased operations and its wholly-owned subsidiary, Mineral Ridge Resources Inc. ("MRRI"), sought protection under the U.S. Bankruptcy Code. Vista Gold has no liability for the debts and obligations of MRRI.

In Bolivia, the Corporation recently completed a feasibility study on the Amayapampa project. Based on a gold price of $300 per ounce, the proven and probable reserves at Amayapampa are calculated to be 10.2 million tons (9.3 million tonnes) grading 0.051 ounces per ton (1.8 grams per tonne) including dilution, containing 526,000 ounces of gold. The ore reserves were estimated by Mine Reserve Associates, an independent mining consultant.

At year-end, the Company had working capital of $3.0 million and cash of $2.3 million and believes that its current cash on hand is sufficient to continue producing gold from previously mined and inventoried ore at the Hycroft mine. However, the Corporation will have to raise additional funds from external sources in order to restart mining activities at the Hycroft mine or begin construction and development activities at the Amayapampa project in Bolivia. Accordingly, the Corporation is actively investigating various financial alternatives, including debt financing, the issuance of equity and mergers with other companies.

Vista Gold's ore reserves and resources are tabulated below.

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
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                                             GOLD RESERVES AND RESOURCES
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PROVEN AND PROBABLE RESERVES                                  TONS              GRADE            CONTAINED OUNCES
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
Amayapampa, Bolivia ($300/oz)                              10,200,000           0.051                  526,000
Hycroft Mine ($275/oz)                                     23,960,000           0.021                  495,000
                                                           ----------           -----                ---------
             TOTAL                                         34,160,000           0.030                1,021,000
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MINERAL RESOURCES                                             TONS              GRADE            CONTAINED OUNCES
----------------------------------------------------------------------------------------------------------------------
Amayapampa, Bolivia
             Measured, Indicated and Inferred               1,692,000           0.052                   88,000
Hycroft Mine, Nevada (0.005 oz/ton cut-off)
             Measured and Indicated                        47,400,000           0.016                  776,000
             Inferred                                      16,000,000           0.015                  240,000
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RESERVES AND RESOURCES                                        TONS              GRADE            CONTAINED OUNCES
----------------------------------------------------------------------------------------------------------------------
Amayapampa                                                 11,892,000           0.052                  614,000
Hycroft                                                    87,360,000           0.017                1,511,000
                                                           ----------           -----                ---------
               TOTAL                                       99,252,000           0.021                2,125,000
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Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in
Nevada, a development project in Bolivia, and exploration projects in North and South America.
                                       ---
The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450.